

News Release
B2Gold Reports Strong Q2 2022 Results with
Cash Operating Costs and All-In Sustaining Costs Below Budget;
Full-year 2022 Total Consolidated Gold Production and Cost Guidance Remains Unchanged

Vancouver, August 3, 2022 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce its operational and financial results for the second quarter and first half of 2022. The Company previously released its gold production and gold revenue results for the second quarter and first half of 2022. All dollar figures are in United States dollars unless otherwise indicated.

2022 Second Quarter Highlights

- Total gold production of 223,623 ounces (including 14,765 ounces of attributable production from Calibre Mining Corp. ("Calibre")), slightly above budget by 1% (2,154 ounces), and consolidated gold production of 208,858 ounces from the Company's three operating mines, in line with budget
- Consolidated gold revenue of $382 million on sales of 205,300 ounces at an average realized gold price of $1,861 per ounce
- Fekola's mill throughput was a quarterly record of 2.42 million tonnes, 8% above budget and 6% higher than the second quarter of 2021
- Total consolidated cash operating costs *(see "Non-IFRS Measures")* (including estimated attributable results for Calibre) of $781 per ounce produced and consolidated cash operating costs from the Company's three operating mines of $766 per ounce produced, both 2% below budget
- Total consolidated all-in sustaining costs ("AISC") *(see "Non-IFRS Measures")* (including estimated attributable results for Calibre) of $1,111 per ounce sold and consolidated AISC from the Company's three operating mines of $1,109 per ounce sold, both well below budget by 7%
- Net income attributable to the shareholders of the Company of $38 million ($0.04 per share); adjusted net income *(see "Non-IFRS Measures")* attributable to the shareholders of the Company of $45 million ($0.04 per share)
- On July 3, 2022, the Economic Community of West African States ("ECOWAS") removed the economic, financial and diplomatic sanctions imposed on Mali earlier in 2022 following the interim Malian Government's announcement of a two-year transition to presidential elections and the promulgation of a new electoral law. As a result, Mali's borders with its neighbours are now open to normal commercial traffic and ordinary supply routes are once again available

- The Company remains in a strong net positive cash position and paid a second quarter dividend of $0.04 per common share (annualized rate of $0.16 per common share), representing one of the highest dividend yields in the gold sector
- The Company recently announced the acquisition of Oklo Resources Limited ("Oklo"), which will provide B2Gold with an additional landholding of 1,405 km^2 covering highly prospective greenstone belts in Mali, including Oklo's flagship Dandoko project (550 km^2), located approximately 25 kilometres from each of the Fekola Mine and the Anaconda area. The transaction is expected to be completed in mid-September 2022
- B2Gold published its sixth annual Responsible Mining Report entitled "Raising the Bar", which details B2Gold's global economic contributions and its environmental, social, and governance management practices, together with the Company's performance against key indicators in 2021

2022 First Half Highlights

- Total gold production of 432,988 ounces (including 27,657 ounces of attributable production from Calibre), above budget by 3% (11,914 ounces), and consolidated gold production of 405,331 ounces from the Company's three operating mines, above budget by 2% (7,383 ounces)
- Consolidated gold revenue of $748 million on sales of 400,400 ounces at an average realized gold price of $1,867 per ounce
- Total consolidated cash operating costs (including estimated attributable results for Calibre) of $742 per ounce produced, well below budget by 7%, and consolidated cash operating costs from the Company's three operating mines of $722 per ounce produced, well below budget by 8%
- Total consolidated AISC (including estimated attributable results for Calibre) of $1,074 per ounce sold, significantly below budget by 15%, and consolidated AISC from the Company's three operating mines of $1,069 per ounce sold, significantly below budget by 16%
- Net income attributable to the shareholders of the Company of $119 million ($0.11 per share); adjusted net income attributable to the shareholders of the Company of $110 million ($0.10 per share)
- For full-year 2022, B2Gold remains well positioned for continued strong operational and financial performance and remains on track to achieve its total consolidated gold production guidance of between 990,000 - 1,050,000 ounces (including 40,000 - 50,000 attributable ounces projected from Calibre). Overall and after factoring in the positive operating results in the first half of 2022, the Company's total consolidated costs guidance ranges for full-year 2022 remain unchanged with total consolidated cash operating costs forecast to be at the upper end of the Company's guidance range of between $620 and $660 per ounce and total consolidated AISC forecast to be within the Company's guidance range of between $1,010 and $1,050 per ounce

Gramalote Project Update

Based on the preliminary results of the optimized feasibility study for the Gramalote gold project in Colombia (the "Gramalote Project"), a joint venture between B2Gold and AngloGold Ashanti Limited ("AngloGold"), both partners have determined that the project does not currently meet their investment thresholds for development of the project at this time. Therefore, in conjunction with finalizing the Gramalote Feasibility Study by the end of the third quarter of 2022, B2Gold and AngloGold have jointly made the decision to review the alternatives for the Gramalote Project over the coming months.

Second Quarter and First Half of 2022 Operational Results

Total gold production in the second quarter of 2022 was 223,623 ounces (including 14,765 ounces of attributable production from Calibre), slightly above budget by 1% (2,154 ounces), and consolidated gold production from the Company's three operating mines was 208,858 ounces, in line with budget (see "Operations" section below). Total consolidated gold production in the second quarter of 2022 was higher by 6% (12,011 ounces) compared to the second quarter of 2021, mainly due to record quarterly mill throughput achieved at the Fekola Mine in the second quarter of 2022. In addition, processed grade was higher at the Otjikoto Mine in the second quarter of 2022, due to significant waste stripping operations at both the Wolfshag and Otjikoto pits in the first half of 2021. Consolidated gold production from the Company's three operating mines is expected to be significantly weighted to the second half of 2022 primarily due to the timing of higher-grade ore mining.

For the second quarter of 2022, total consolidated cash operating costs (including estimated attributable results for Calibre) were $781 per ounce produced ($786 per ounce sold), slightly below budget by $14 per ounce produced (2%), and consolidated cash operating costs from the Company's three operating mines were $766 per ounce produced ($771 per ounce sold), slightly below budget by $17 per ounce produced (2%). Cash operating costs per ounce produced for the second quarter of 2022 were in line with budget as higher than budgeted realized fuel prices were offset by lower than budgeted mined tonnage. As expected, total consolidated cash operating costs were higher in the second quarter of 2022 compared to $664 per ounce produced ($675 per ounce sold) in the second quarter of 2021, and consolidated cash operating costs were higher in the second quarter of 2022 compared to $649 per ounce produced ($661 per ounce sold) in the second quarter of 2021, mainly as a result of higher costs for fuel and other consumables.

For the second quarter of 2022, total consolidated AISC (including estimated attributable results for Calibre) were $1,111 per ounce sold (Q2 2021 - $1,016 per ounce sold), well below budget by $78 per ounce sold (7%), and consolidated AISC from the Company's three operating mines were $1,109 per ounce sold (Q2 2021 - $1,011 per ounce sold), well below budget by $82 per ounce (7%). These favourable budget variances were attributable to lower than budgeted cash operating costs, higher than budgeted realized gains on the settlement of fuel derivatives and lower than budgeted sustaining capital expenditures, partially offset by lower than budgeted gold ounces sold.

For the first half of 2022, total gold production was 432,988 ounces (including 27,657 ounces of attributable production from Calibre), above budget by 3% (11,914 ounces), and comparable with the first half of 2021. Consolidated gold production from the Company's three operating mines was 405,331 ounces in the first half of 2022, above budget by 2% (7,383 ounces) and 1% (2,308 ounces) higher compared to the second half of 2021.

For the first half of 2022, total consolidated cash operating costs (including estimated attributable results for Calibre) were $742 per ounce produced ($723 per ounce sold), well below budget by $52 per ounce produced (7%) and consolidated cash operating costs from the Company's three operating mines were $722 per ounce produced ($702 per ounce sold), well below budget by $59 per ounce produced (8%). These favourable budget variances were attributable to higher than budgeted production and lower than budgeted

mined tonnage partially offset by higher than budgeted realized fuel prices. As expected, total consolidated cash operating costs were higher in the first half of 2022 compared to $636 per ounce produced ($628 per ounce sold) in the first half of 2021, and consolidated cash operating costs were higher in the first half of 2022 compared to $615 per ounce produced ($606 per ounce sold) in the first half of 2021, mainly as a result of higher costs for fuel and other consumables.

For the first half of 2022, total consolidated AISC (including estimated attributable results for Calibre) were $1,074 per ounce sold (first half 2021 - $974 per ounce sold), significantly below budget by $193 per ounce sold (15%), and consolidated AISC from the Company's three operating mines were $1,069 per ounce sold (first half 2021 - $965 per ounce sold), significantly below budget by $205 per ounce sold (16%). These favourable budget variances were attributable to lower than budgeted cash operating costs, higher than budgeted realized gains on the settlement of fuel derivatives and lower sustaining capital expenditures. The lower sustaining capital expenditures are mainly a result of timing of expenditures and are expected to be incurred later in 2022.

For full-year 2022, B2Gold remains well positioned for continued strong operational and financial performance and remains on track to achieve its total gold production guidance of between 990,000 and 1,050,000 ounces (including 40,000 and 50,000 attributable ounces projected from Calibre). Due to the timing of high-grade ore mining, consolidated gold production from the Company's three operating mines is expected to increase significantly in the second half of 2022 to between 560,000 and 590,000 ounces.

Consolidated cash operating costs for the first half of 2022 were below the first half guidance range of between $760 and $800 per ounce. Based mainly on the weighting of production and timing of stripping, consolidated cash operating costs are still expected to significantly improve compared to the first half of 2022. After factoring in current fuel price increases at all sites, consolidated cash operating costs for the second half of 2022 are now expected to be between $550 and $590 per ounce (original second half guidance was between $490 to $530 per ounce). In addition, consolidated AISC for the first half of 2022 were significantly below the guidance range of between $1,250 and $1,290 per ounce. After factoring in current fuel price increases at all sites and the timing of remaining capital expenditures, consolidated AISC for the second half of 2022 are now expected to be between $960 and $1,000 per ounce (original second half guidance range was between $820 to $860 per ounce).

Overall and after factoring in the positive operating results in the first half of 2022, the Company's total consolidated costs guidance ranges for full-year 2022 remain unchanged. For full-year 2022, total consolidated cash operating costs are forecast to be at the upper end of the Company's guidance range of between $620 and $660 per ounce and total consolidated AISC are forecast to be within the Company's original guidance range of between $1,010 and $1,050 per ounce.

As previously disclosed, the Company's operations continue to be impacted by global cost inflation with fuel costs reflecting the most significant increases. However, despite these ongoing cost pressures, the draw downs of existing inventories, proactive management and the revised sequencing of some capital costs means that consolidated cash operating costs and AISC in the first half of 2022 were lower than budget and for full-year 2022, the Company expects to be at the upper end of its original total consolidated cash operating cost guidance range and within its original total consolidated AISC guidance range. The Company

will continue to closely monitor the levels of cost inflation over the remainder of 2022. B2Gold's projects and operations continue to target long-term cash flow and value at industry leading costs per ounce of gold produced.

Second Quarter and First Half of 2022 Financial Results

For the second quarter of 2022, consolidated gold revenue was $382 million on sales of 205,300 ounces at an average realized gold price of $1,861 per ounce, compared to $363 million on sales of 200,071 ounces at an average realized gold price of $1,814 per ounce in the second quarter of 2021. The increase in gold revenue of 5% ($19 million) was attributable to a 2.5% increase in the average realized gold price and a 2.5% increase in gold ounces sold.

For the second quarter of 2022, cash flow provided by operating activities was $125 million compared to cash flow used by operating activities of $8 million in the second quarter of 2021. The significant increase of $133 million was mainly due to lower working capital outflows in the second quarter of 2022 (most significantly for current income taxes with cash taxes paid in the second quarter of 2022 being $138 million lower than the second quarter of 2021), higher gold revenues of $19 million, higher realized gains on fuel contracts of $9 million, partially offset by higher production costs of $26 million. Cash income and withholding tax payments in the second quarter of 2022 totaled $39 million (Q2 2021 - $177 million). In the second quarter of 2021, income tax payments were significantly higher as a result of tax installments to settle the final 2020 tax liability of $138 million (including payment of the final 2020 priority dividend of $47 million due to the State of Mali) after a record earnings year in 2020.

Based on current assumptions, including a realized gold price of $1,700 per ounce in the second half of 2022, the Company now expects to generate consolidated cashflows from operating activities of approximately $575 million for full-year 2022 (previous guidance at Q1 2022 was $625 million assuming an $1,800 per ounce gold price for full-year 2022), expected to be significantly weighted to the second half of 2022. The benefit of higher gold prices realized in the first half of 2022 is expected to be offset by the impacts of lower gold prices in the second half of 2022 as well as cost inflation and delays in the recovery of value-added tax receivables. In addition, based on current assumptions, the Company is forecasting to make total cash income and withholding tax payments (including priority dividend payments) for full-year 2022 of approximately $280 million.

Net income for the second quarter of 2022 was $41 million compared to $74 million for the second quarter of 2021. Net income attributable to the shareholders of the Company was $38 million ($0.04 per share) compared to $68 million ($0.07 per share) for the second quarter of 2021. Tax charges in the second quarter of 2022 included $22 million in withholding tax for a higher than anticipated intercompany dividend declared at the Fekola Mine and a $5 million deferred income tax charge driven by changes in foreign exchange rates. Adjusted net income attributable to the shareholders of the Company *(see "Non-IFRS Measures")* was $45 million ($0.04 per share) compared to adjusted net income of $52 million ($0.05 per share) for the second quarter of 2021.

For the first half of 2022, consolidated gold revenue was $748 million on sales of 400,400 ounces at an average price of $1,867 per ounce compared to $725 million on sales of 402,401 ounces at an average price

of $1,802 per ounce in the first half of 2021. The increase in gold revenue of 3% ($23 million) was attributable to a 4% increase in the average realized gold price, partially offset by a 1% decrease in gold ounces sold.

For the first half of 2022, cash flow provided by operating activities was $232 million compared to $138 million in the first half of 2021. The significant increase of $95 million was mainly due to lower working capital outflows in the first half of 2022 (most significantly for current income taxes with cash taxes paid in the first half of 2022 being $100 million lower than the first half of 2021), higher gold revenues of $22 million, higher realized gains on fuel contracts of $13 million, partially offset by higher production costs of $37 million. Cash income and withholding tax payments in the first half of 2022 totaled $98 million (first half of 2021 - $198 million), including approximately $27 million related to 2021 outstanding tax liability obligations. Based on current assumptions, including an average gold price of $1,700 per ounce for the balance of 2022, the Company is forecasting to make total cash income and withholding tax payments in 2022 of approximately $280 million.

For the first half of 2022, net income was $131 million compared to $173 million for the first half of 2021. Net income attributable to the shareholders of the Company was $119 million ($0.11 per share) compared to $160 million ($0.15 per share) for the first half of 2021. Tax charges in the second half of 2022 included $24 million in withholding tax (on intercompany dividends/management fees) and a $9 million deferred income tax charge driven by changes in foreign exchange rates. Adjusted net income attributable to the shareholders of the Company was $110 million ($0.10 per share) compared to adjusted net income of $150 million ($0.14 per share) for the first half of 2021.

Liquidity and Capital Resources

B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2022, the Company had cash and cash equivalents of $587 million (December 31, 2021 - $673 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $775 million (December 31, 2021 - $802 million). In addition, the Company's $600 million Revolving Credit Facility ("RCF") remains fully undrawn and available.

On June 8, 2022, B2Gold's Board of Directors declared a cash dividend for the second quarter of 2022 of $0.04 per common share (or an expected $0.16 per share on an annualized basis), paid on June 29, 2022 to shareholders of record as of June 20, 2022.

Due to the Company's strong net positive cash position, strong operating results and the current higher gold price environment, B2Gold's quarterly dividend rate is expected to be maintained at $0.04 per common share (or an annualized rate of $0.16 per common share), one of the highest dividend yields in the gold sector. The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

Operations

Overall and after factoring in the positive operating results in the first half of 2022, the Company's total consolidated gold production and cost guidance ranges for full-year 2022 remain unchanged. Individual mine results have updated guidance as detailed in tables below.

Mine-by-mine gold production in the second quarter and first half of 2022 (including the Company's estimated 25% attributable share of Calibre's production) was as follows:

Mine	Q2 2022 Gold Production (ounces)	First-Half 2022 Gold Production (ounces)	Revised Full-year 2022 Forecast Gold Production (ounces)
Fekola	123,066	224,714	570,000 - 600,000
Masbate	54,375	114,139	215,000 - 225,000
Otjikoto	31,417	66,478	165,000 - 175,000
B2Gold Consolidated [1]	**208,858**	**405,331**	**950,000 – 1,000,000**
Equity interest in Calibre [2]	**14,765**	**27,657**	**40,000 - 50,000**
Total	**223,623**	**432,988**	**990,000 – 1,050,000**

(1) "B2Gold Consolidated" - gold production is presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).
(2) "Equity interest in Calibre" - represents the Company's approximate 25% indirect share of Calibre's operations. B2Gold applies the equity method of accounting for its 25% ownership interest in Calibre.

Mine-by-mine cash operating costs per ounce (on a per ounce of gold produced basis) in the second quarter and first half of 2022 were as follows (presented on a 100% basis):

Mine	Q2 2022 Cash Operating Costs ($ per ounce produced)	First-Half 2022 Cash Operating Costs ($ per ounce produced)	Revised Full-year 2022 Forecast Cash Operating Costs ($ per ounce produced)
Fekola	$639	$632	$510 - $550
Masbate	$840	$772	$820 - $860
Otjikoto	$1,136	$943	$740 - $780
B2Gold Consolidated	**$766**	**$722**	**$600 - $640**
Equity interest in Calibre [1]	**$995**	**$1,023**	**$970 - $1,070**
Total	**$781**	**$742**	**$620 - $660**

(1) Calibre's 2022 forecast cash operating costs are assumed to be consistent throughout 2022.

Mine-by-mine cash operating costs per ounce (on a per ounce of gold sold basis) in the second quarter and first half of 2022 were as follows (presented on a 100% basis):

Mine	Q2 2022 Cash Operating Costs ($ per ounce sold)	First-Half 2022 Cash Operating Costs ($ per ounce sold)	Revised Full-year 2022 Forecast Cash Operating Costs ($ per ounce sold)
Fekola	$711	$652	$510 - $550
Masbate	$764	$773	$820 - $860
Otjikoto	$1,018	$763	$740 - $780
B2Gold Consolidated	**$771**	**$702**	**$600 - $640**
Equity interest in Calibre [(1)]	**$991**	**$1,017**	**$970 - $1,070**
Total	**$786**	**$723**	**$620 - $660**

(1) *Calibre's 2022 forecast cash operating costs are assumed to be consistent throughout 2022.*

Mine-by-mine AISC (on a per ounce of gold sold basis) in the second quarter and first half of 2022 were as follows (presented on a 100% basis):

Mine	Q2 2022 AISC ($ per ounce sold)	First-Half 2022 AISC ($ per ounce sold)	Full-year 2022 Forecast AISC ($ per ounce sold)
Fekola	$949	$967	$840 - $880
Masbate	$1,082	$1,054	$1,070 - $1,110
Otjikoto	$1,403	$1,090	$1,120 - $1,160
B2Gold Consolidated	**$1,109**	**$1,069**	**$1,000 - $1,040**
Equity interest in Calibre [(1)]	**$1,142**	**$1,148**	**$1,100 - $1,200**
Total	**$1,111**	**$1,074**	**$1,010 - $1,050**

(1) *Calibre's 2022 forecast AISC are assumed to be consistent throughout 2022.*

Fekola Gold Mine - Mali

The Fekola Mine in Mali continued its strong operational performance through the second quarter of 2022, producing 123,066 ounces of gold, in line with budget. In the second quarter of 2022, Fekola's processing facilities achieved record quarterly throughput of 2.42 million tonnes, 8% above budget and 6% higher than the second quarter of 2021, due to favourable ore characteristics and continuous optimization of the grinding circuit. The higher than budgeted mill throughput in the second quarter of 2022 was mainly offset by lower than budgeted mill feed grade (6%), as Fekola's low-grade stockpiles were used to provide additional unbudgeted mill feed required as a result of the higher than budgeted processed tonnes. Gold production in the second quarter of 2022 was higher by 8% (9,455 ounces) compared to the second quarter of 2021, mainly due to higher mill throughput. Fekola's gold production is expected to be significantly weighted to the second half of 2022 when mining reaches the higher-grade portion of Phase 6 of the Fekola Pit.

For the second quarter of 2022, mill feed grade was 1.71 grams per tonne ("g/t") compared to budget of 1.81 g/t and 1.65 g/t in the second quarter of 2021; mill throughput was 2.42 million tonnes compared to budget of 2.24 million tonnes and 2.29 million tonnes in the second quarter of 2021; and gold recovery averaged 92.4% compared to budget of 94.4% and 93.2% in the second quarter of 2021. In the second quarter of 2022, as noted above, the higher than budgeted mill throughput (8%) was mainly offset by lower than budgeted mill feed grade (6%), as Fekola's low-grade stockpiles were used to provide additional unbudgeted mill feed required as a result of the higher than budgeted processed tonnes. In addition, in the second quarter of 2022, low availability of lime led to reduced gold recoveries, however, all reagents are now available without constraint and operations continue normally.

For the second quarter of 2022, Fekola's cash operating costs were $639 per ounce produced ($711 per ounce sold), well below budget by $64 per ounce produced (9%), mainly as a result of lower than budgeted total mining, processing and site general costs, and $22 per ounce produced (4%) higher compared to the second quarter of 2021, mainly due to higher fuel and consumables costs and increased mining costs from operating deeper in the Fekola Pit. In the second quarter of 2022, Fekola's total mining costs were below budget due to lower overall tonnes mined compared to budget, partially offset by higher than budgeted fuel prices. Mined tonnes were lower than budgeted due to a temporary change in mine sequencing resulting from the availability of supplies due to the ECOWAS sanctions in the second quarter of 2022, all of which have now been removed as of July 3, 2022.

Fekola's AISC for the second quarter of 2022 were $949 per ounce sold (Q2 2021 - $854 per ounce sold), well below budget by $76 per ounce sold (7%), mainly due to lower than budgeted sustaining capital expenditures and higher than budgeted realized gains on the settlement of fuel derivatives.

For the first half of 2022, the Fekola Mine produced 224,714 ounces of gold, slightly above budget (901 ounces) and, as expected, lower by 6% (13,985 ounces) compared to the first half of 2021 mainly due to planned significant waste stripping and lower mined ore tonnage as Phase 6 of the Fekola Pit was developed in the first half of 2022.

For the first half of 2022, Fekola's cash operating costs were $632 per ounce produced ($652 per gold ounce sold), well below budget by $106 per ounce produced (14%), mainly due to lower overall tonnes mined compared to budget (as outlined above) and lower than budgeted fuel prices realized in the first quarter of 2022 (fuel prices are set in advance by the State and therefore subject to timing delays between market fuel price increases and those experienced at the Fekola Mine). Fekola's fuel prices were significantly lower than budgeted in the first quarter of 2022 but following the reset of State fuel pricing in the second quarter of 2022, fuel prices were higher than budget in the second quarter of 2022. In total, overall, for the first half of 2022, Fekola's fuel prices were lower than budgeted. As expected, compared to the first half of 2021, Fekola's cash operating costs per ounce produced were higher by $75 per ounce produced (13%), mainly due to the higher fuel and consumables costs and increased mining costs from operating deeper in the Fekola Pit.

Fekola's AISC for the first half of 2022 were $967 per ounce sold (first half 2021 - $811 per ounce sold), well below budget by $195 per ounce sold (17%), mainly attributable to lower than budgeted cash operating costs (as outlined above) and lower than budgeted sustaining capital expenditures (relating to pre-stripping costs and site capital projects), together with higher than budgeted realized gains on the settlement of fuel

derivatives. The lower than budgeted sustaining capital expenditures are mainly due to timing of expenditures and expected to be incurred later in 2022.

Capital expenditures for the second quarter of 2022 totaled $20 million, primarily consisting of $10 million for mobile equipment purchases and rebuilds and $6 million for the tailings storage facility expansion and studies. Capital expenditures for the first half of 2022 totaled $48 million, primarily consisting of $19 million for mobile equipment purchases and rebuilds, $14 million for pre-stripping and $10 million for the tailings storage facility expansion and studies.

The Company welcomes the recent announcement by ECOWAS of the removal on July 3, 2022 of the economic, financial and diplomatic sanctions imposed on Mali in January 2022. The sanctions were removed by ECOWAS after the interim Malian Government announced a two-year transition to presidential elections and promulgated a new electoral law. Mali's borders with its neighbouring countries have now re-opened to normal commercial traffic and ordinary supply routes are available. Throughout the period of the sanctions, the Fekola Mine continued to operate normally and meet its production targets while maintaining a good working relationship with the interim Government.

The low-cost Fekola Mine remains on track to produce between 570,000 and 600,000 ounces of gold in 2022. Fekola's gold production is expected to significantly increase from the first half of 2022 to between 350,000 and 370,000 ounces during the second half of 2022. Fekola's cash operating costs for the first half of 2022 were below its first half guidance range of between $720 and $760 per ounce and, due to the weighting of Fekola production, are expected to still significantly decrease in the second half of 2022. For the second half of 2022, after factoring in current fuel price increases at Fekola, Fekola's cash operating costs are now expected to be between $430 to $470 per ounce (original second half guidance was between $380 to $420 per ounce). Fekola's AISC for the first half of 2022 were below its first half guidance range of between $1,140 and $1,180 per ounce and are expected to significantly decrease in the second half of 2022. For the second half of 2022, after factoring in current fuel price increases at Fekola and the expected timing of remaining sustaining capital expenditures, Fekola's AISC are now expected to be between $790 and $830 per ounce (original second half guidance was between $660 and $700 per ounce).

Overall and after factoring in the positive operating results in the first half of 2022, Fekola's costs guidance ranges for full-year 2022 remain unchanged. For full-year 2022, Fekola's cash operating costs are expected to be within its guidance range of between $510 and $550 per ounce and Fekola's AISC are expected to be at the upper end of its guidance range of between $840 and $880 per ounce.

Masbate Gold Mine – The Philippines

The Masbate Mine in the Philippines continued its strong operational performance with second quarter of 2022 gold production of 54,375 ounces, above budget by 2% (995 ounces), as processed tonnage (6% above budget) more than offset lower than budgeted processed grade (4%). Gold production in the second quarter of 2022 was lower by 4% (2,503 ounces) compared to the second quarter of 2021 due to higher grade and recoveries in the second quarter of 2021.

For the second quarter of 2022, mill feed grade was 1.09 g/t compared to budget of 1.13 g/t and 1.17 g/t in the second quarter of 2021; mill throughput was 1.99 million tonnes compared to budget of 1.88 million

tonnes and 1.86 million tonnes in the second quarter of 2021; and gold recovery averaged 78.4% compared to budget of 78.2% and 81.5% in the second quarter of 2021. In the second quarter of 2022, higher than budgeted mill throughput (6%) resulted from the continuous optimization of the grinding circuit whereas the lower than budgeted processed grade (4%) resulted from lower than budgeted mined grades at the bottom of the Montana Pit, where mining was completed at the end of July 2022. Processed grade was higher in the second quarter of 2021 (compared to the second quarter of 2022) due to mining of higher-grade zones of the Main Vein and Montana pits in the second quarter of 2021. Gold recoveries for processed ore were also higher in the second quarter of 2021 (compared to the second quarter of 2022) as mill recoveries outperformed Masbate's modelled mine plan recoveries in the second quarter of 2021.

For the second quarter of 2022, Masbate's cash operating costs were $840 per ounce produced ($764 per ounce sold), above budget by $108 per ounce produced (15%), mainly due to higher than budgeted diesel and heavy fuel oil ("HFO") costs, and higher compared to $616 per ounce produced ($673 per ounce sold) in the second quarter of 2021, mainly due to higher fuel and consumable costs. Masbate's cash operating costs per ounce sold for the second quarter of 2022 were higher than budget by $32 per ounce (4%), but the impact of higher second quarter of 2022 fuel costs was partially offset by lower cost inventory produced in the first quarter of 2022 being sold in the second quarter of 2022.

Masbate's AISC for the second quarter of 2022 were $1,082 per ounce sold (Q2 2021 - $899 per ounce sold), in line with budget as higher than budgeted realized gains on the settlement of fuel derivatives offset higher than budgeted cash operating costs (as described above) and higher than budgeted capital expenditures due to timing differences.

For the first half of 2022, Masbate Mine's gold production of 114,139 ounces was well above budget by 6% (6,706 ounces) as a result of higher than budgeted mill throughput, and comparable to the first half of 2021.

For the first half of 2022, Masbate's cash operating costs were $772 per ounce produced ($773 per ounce sold), slightly above budget by $25 per ounce produced (3%), as higher than budgeted diesel and HFO costs were largely offset by higher than budgeted gold production. As expected, Masbate's cash operating costs were higher in the first half of 2022 compared to $612 per ounce produced ($627 per ounce sold) in the first half of 2021, mainly as a result of higher fuel and consumable costs.

Masbate's AISC for the first half of 2022 were $1,054 per ounce sold (first half of 2021 - $860 per ounce sold), below budget by $90 per ounce sold (8%), mainly attributable to lower than budgeted capital expenditures and higher than budgeted realized gains on the settlement of fuel derivatives which were partially offset by slightly higher than budgeted cash operating costs and lower than budgeted gold ounces sold. The lower than budgeted sustaining capital expenditures were primarily a result of timing of expenditures and expected to be incurred later in 2022.

Capital expenditures in the second quarter of 2022 totaled $14 million, primarily consisting of $9 million for mobile equipment purchases and rebuilds, $2 million for an additional powerhouse generator and $2 million for tailings storage facility projects. Capital expenditures in the first half of 2022 totaled $20 million,

primarily consisting of $10 million for mobile equipment purchases and rebuilds, $3 million for an additional powerhouse generator and $2 million for tailings storage facility projects.

In light of the Masbate Mine's positive production performance to date in 2022, it is now expected to produce between 215,000 and 225,000 ounces of gold in 2022 (original guidance range was between 205,000 and 215,000 ounces of gold). Masbate's gold production is scheduled to be relatively consistent throughout 2022. Masbate's cash operating costs for the first half of 2022 were above its first half guidance range of between $730 and $770 per ounce. After factoring in current fuel price increases at Masbate, Masbate's cash operating costs for the second half of 2022 are now expected to be between $890 to $930 per ounce (original second half guidance range was between $760 to $800 per ounce). Masbate's AISC for the first half of 2022 were below its first half guidance range of between $1,120 and $1,160 per ounce. After factoring in current fuel price increases at Masbate and the expected timing of remaining sustaining capital expenditures, Masbate's AISC are now expected to be between $1,140 and $1,180 per ounce for the second half of 2022 (original second half guidance range was between $1,020 and $1,060 per ounce).

Overall, for full-year 2022, with the increases being experienced in fuel prices, Masbate's cash operating costs are now expected to be in the range of between $820 and $860 per ounce (original guidance range was between $740 and $780 per ounce). Masbate's AISC annual guidance range remains unchanged, with Masbate's AISC expected to be at the upper end of its guidance range of between $1,070 and $1,110 per ounce for full-year 2022.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia produced 31,417 ounces of gold in the second quarter of 2022, 2,027 ounces (6%) below budget. The lower than budgeted gold production in the second quarter of 2022 was due to a slower than planned ramp-up in development of the Wolfshag Underground mine, resulting in lower than budgeted mined grade. The Company recently appointed a new underground mining contractor and development rates in the Wolfshag Underground mine have recovered, with development ore now expected in the third quarter of 2022 and stope ore production commencing in the fourth quarter of 2022. As a result of this change in ore production timing, the 2022 annual production guidance range for Otjikoto has been revised to between 165,000 and 175,000 ounces of gold. As expected, gold production in the second quarter of 2022 was higher by 17% (4,526 ounces) compared to the second quarter of 2021 due to significant waste stripping operations at both the Wolfshag and Otjikoto pits in the first half of 2021.

For the second quarter of 2022, mill feed grade was 1.17 g/t compared to budget of 1.25 g/t and 0.99 g/t in the second quarter of 2021; mill throughput was 0.85 million tonnes compared to budget of 0.85 million tonnes and 0.86 million tonnes in the second quarter of 2021; and gold recovery averaged 98.4% compared to budget of 98.0% and 97.8% in the second quarter of 2021. As noted above, processed grade in the second quarter of 2022 was lower than budgeted due to delays in the development of the Wolfshag Underground mine and higher compared to the second quarter of 2021 due to significant waste stripping at both the Wolfshag and Otjikoto pits in the first half of 2021.

For the second quarter of 2022, Otjikoto's cash operating costs were $1,136 per ounce produced ($1,018 per ounce sold), slightly below budget by $24 per ounce produced (2%), mainly due to the benefits of a

weaker than budgeted Namibian dollar and delay in incurring Wolfshag Underground mining operating costs, partially offset by higher than budgeted fuel prices. Otjikoto's cash operating costs in the second quarter of 2022 were higher compared to $854 per ounce produced ($885 per ounce sold) in the second quarter of 2021, mainly as a result of higher fuel costs in 2022.

Otjikoto's AISC for the second quarter of 2022 were $1,403 per ounce sold (Q2 2021 - $1,613 per ounce sold), significantly below budget by $214 per ounce sold (13%), mainly due to slightly lower than budgeted cash operating costs, lower than budgeted sustaining capital expenditures and higher than budgeted realized gains on the settlement of fuel derivatives, partially offset by lower than budgeted gold ounces sold. The lower sustaining capital expenditures are mainly a result of timing of expenditures and expected to be incurred later in 2022.

For the first half of 2022, the Otjikoto Mine produced 66,478 ounces of gold, in line with budget and 33% (16,545 ounces) higher than the first half of 2021.

For the first half of 2022, Otjikoto's cash operating costs were $943 per ounce produced ($763 per gold ounce sold), below budget by $40 per ounce produced (4%) (for the reasons described above) and higher by $50 per ounce produced (6%) compared to the first half of 2021, mainly due to higher fuel costs in the first half of 2022. Otjikoto's cash operating costs per ounce sold for the first half of 2022 were significantly below budget by $220 per ounce sold (22%), mainly due to the sale of lower cost inventory produced in 2021.

Otjikoto's AISC for the first half of 2022 were $1,090 per ounce sold (first half 2021 - $1,542 per ounce sold), significantly below budget by $386 per ounce sold (26%) for the reasons described above.

Capital expenditures for the second quarter of 2022 totaled $23 million, primarily consisting of $13 million for Wolfshag Underground mine development, $5 million for pre-stripping in the Otjikoto Pit, $3 million for mobile equipment purchases and rebuilds and $2 million for the national power grid connection line. Capital expenditures for the first half of 2022 totaled $39 million, primarily consisting of $19 million for Wolfshag Underground mine development, $11 million for pre-stripping in the Otjikoto Pit, $5 million for mobile equipment purchases and rebuilds and $4 million for the national power grid connection line.

The Otjikoto Mine is now expected to produce between 165,000 and 175,000 ounces of gold in 2022 (original guidance range of 175,000 to 185,000 ounces). For the second half of 2022, Otjikoto's gold production is expected to increase significantly to between 100,000 and 105,000 ounces. Otjikoto's cash operating costs for the first half of 2022 were below its first half guidance range of between $960 and $1,000 per ounce and, due to the weighting of Otjikoto production, are still expected to significantly decrease in the second half of 2022. After factoring in current fuel price increases at Otjikoto, Otjikoto's cash operating costs for the second half of 2022 are now expected to be between $640 to $680 per ounce (original second half guidance range was between $620 to $660 per ounce). Otjikoto's AISC for the first half of 2022 were significantly below its first half guidance range of between $1,460 and $1,500 per ounce. After factoring in current fuel price increases at Otjikoto and the expected timing of remaining sustaining capital expenditures, Otjikoto's AISC for the second half of 2022 are now expected to be between $1,110 and $1,150 per ounce (original second half guidance range was between $930 and $970 per ounce).

Overall and after factoring in the positive operating results in the first half of 2022, Otjikoto's costs guidance ranges for full-year 2022 remain unchanged. For full-year 2022, Otjikoto's cash operating costs are expected to be at the upper end of its annual guidance range of between $740 and $780 per ounce and Otjikoto's AISC are expected to be within its guidance range of between $1,120 and $1,160 per ounce.

Development

Anaconda Area (comprised of the Menankoto and Bantako North permits) and Bakolobi - Mali

Fekola North and Anaconda Exploration

On March 23, 2022, the Company announced additional positive exploration drilling results from Fekola North and the Anaconda area which is comprised of the Menankoto permit and the Bantako North permit located approximately 20 kilometres from the Fekola Mine. High grade results from the Fekola North target area such as drill hole FKD_641, which returned 4.28 g/t gold over 19.15 metres, from 529.0 metres, provides strong support for ongoing evaluation of underground development of the deepest portions of the Fekola Mine deposit. In the Anaconda area, drill hole MSD_212, which returned 8.09 g/t gold over 15.8 metres, from 431.1 metres, confirms the presence of high grade sulphide, approximately 100 metres below the limits of the current Mineral Resource pit boundary. The good grade and width combinations at the Anaconda area continue to provide a strong indication of the potential for Fekola-style plunging bodies of sulphide mineralization, which remain open at depth. Ongoing drilling by the Company on the Anaconda area to infill and extend the saprolite Mineral Resource area, and to follow up on the sulphide mineralization, including the Mamba and Adder zones, as well as several other targets below the saprolite mineralization, continues to generate positive drill results in both saprolite and sulphide domains and demonstrates strong potential to further increase the updated Anaconda area Mineral Resource estimate (see below).

On March 23, 2022, the Company announced an updated and significantly increased Mineral Resource estimate for the Anaconda area. The updated and significantly increased Anaconda Mineral Resource estimate (as at January 11, 2022) constrained within a conceptual pit shell at a gold price of $1,800 per ounce included an initial Indicated Mineral Resource estimate of 32,400,000 tonnes at 1.08 g/t gold for a total 1,130,000 ounces of gold, and Inferred Mineral Resource estimate of 63,700,000 tonnes at 1.12 g/t gold for 2,280,000 ounces of gold. The Mineral Resource estimate included first time reporting of 1,130,000 ounces of Indicated Mineral Resources and an increase of 1,510,000 ounces (196% increase) of Inferred Mineral Resources since the initial Inferred Mineral Resource estimate in 2017 (21,590,000 tonnes at 1.11 g/t gold, for 767,000 ounces).

In April 2022, the Company acquired the Bakolobi permit in Mali from a local Malian company. The Bakolobi permit is located between the Menankoto permit, to the North, and the Fekola Mine's Medinandi permit, wrapping around the latter to its south-west end, covering an area of 100 km². The acquisition of the Bakolobi permit results in the ownership by the Company of four contiguous exploration and/or exploitation permits covering 237 km², extending from the northwestern end of the Bantako North permit and the North-East of the Menankoto permit, southwest of the Medinandi permit (Fekola Mine and Cardinal Zone) to the southeast end of the Bakolobi permit.

B2Gold's acquisition of Oklo and its flagship Dandoko project, which is expected to be completed in mid-September 2022, will extend the footprint of B2Gold's exploration in Mali to over 1,700 km^2 and add the Dandoko project's JORC 2012 compliant Measured and Indicated Mineral Resource estimate of 8.70 million tonnes at 1.88 g/t for 528,000 ounces of gold and an Inferred Mineral Resource estimate of 2.63 million tonnes at 1.67 g/t for 141,000 ounces of gold, to B2Gold's rapidly growing Mineral Resource inventory in the region. The Company believes there is strong potential to extend the mineralization at the Dandoko project.

Fekola Complex Regional Development

In 2022, the Company budgeted $33 million for development of infrastructure for Phase I saprolite mining at the Anaconda area, including road construction. Based on the updated Mineral Resource estimate and B2Gold's preliminary planning, the Company has demonstrated that a pit situated on the Anaconda area could provide selective higher grade saprolite material (average grade of 2.2 g/t) to be trucked to and fed into the Fekola mill at a rate of 1.5 million tonnes per annum. With the anticipated closing of the acquisition of Oklo and its flagship Dandoko project in mid-September 2022, the Company is currently evaluating its options for the timing and sourcing of material on a regional basis from all deposits within the Fekola Complex area (including Fekola, Cardinal, Dandoko, Bakalobi and the Anaconda Area). This updated evaluation is expected to be completed by the end of 2022, with first saprolite production now anticipated in the second quarter of 2023. Subject to obtaining all necessary permits and completion of a final development plan, the Company intends to commence its planned Phase 1 infrastructure development in the fourth quarter of 2022. Trucking of selective higher grade saprolite material to the Fekola mill would increase the ore processed and annual gold production from the Fekola mill, with the potential to add an average of approximately 80,000 to 100,000 ounces per year to the Fekola mill's annual gold production.

Based on this updated Mineral Resource estimate and the 2022 exploration drilling results, the Company has commenced a Phase II scoping study to review the project economics of constructing a stand-alone mill near the Anaconda area. Subject to receipt of a positive Phase II scoping study, the Company expects that the saprolite material would continue to be trucked to and fed into the Fekola mill during the construction period for the Anaconda area stand-alone mill.

Gramalote Project (B2Gold – 50%/AngloGold – 50%) - Colombia

Based on the preliminary results of the optimized feasibility study for the Gramalote gold project in Colombia (the "Gramalote Project"), a joint venture between B2Gold and AngloGold, both partners have determined that the project does not currently meet their investment thresholds for development of the project at this time. Therefore, in conjunction with finalizing the Gramalote Feasibility Study by the end of the third quarter of 2022, B2Gold and AngloGold have jointly made the decision to review the alternatives for the Gramalote Project over the coming months.

Following a review of the Gramalote Project's optimized feasibility study work completed to date, which included revisiting the original Gramalote Project design parameters in the existing mining permit (as applied in the Gramalote Preliminary Economic Assessment in January 2020 and historical AngloGold studies) and further optimizing project design, together with a review of the additional drilling of Indicated

and Inferred portions of the Mineral Resource area and updating capital and operating costs to reflect both optimized project development and expected capital and operating costs, the outcome was that the Gramalote Project does not meet the internal investment indicators that would support further project development at this time.

While the general characteristics of the Gramalote Project remain constant and the project benefits from a low strip ratio, low processing costs, and a favourable relationship with the local and regional stakeholders, key changes to the project economics were identified during the optimized feasibility study work which combine to preclude development of the project by the joint venture. On a global scale, cost inflation has resulted in estimated capital cost increases of approximately 12%, coupled with uncertain long-term operating costs. More detailed resource modelling indicates that the grade-tonnage characteristics of the ore body resulted in lower than expected processing head grade and annual ounce production, specifically within the first five years of production including the payback period. These changes result in lower than expected project net present value and internal rate of return, below the investment threshold of each joint venture partner.

The Gramalote Project continues to benefit from strong federal and local government support as well as continuing support from local communities. B2Gold and AngloGold intend to jointly complete a comprehensive review of the alternatives relating to the Gramalote Project and consider the interests of all stakeholders in making a decision on the future of the project.

Summary and Outlook

The Company is pleased with its second quarter of 2022 results, particularly given the challenges mining companies are facing around the world. Based on a strong operational and financial first half of 2022, the Company is on track to meet its annual gold production guidance for 2022 of between 990,000 and 1,050,000 ounces (including 40,000 and 50,000 attributable ounces projected from Calibre). Consolidated cash operating costs and AISC were below budget for the first half of 2022. Cash operating costs and AISC guidance for each operation for the second half of 2022 have been revised to reflect the current increases in fuel pricing and expected timing of remaining sustaining capital expenditures for 2022. However, after factoring in the positive cost results in the first half of 2022, total consolidated costs guidance ranges for full-year 2022 remain unchanged. Total consolidated cash operating costs for full year 2022 are expected to be at the upper end of the Company's original guidance range of between $620 and $660 per ounce and within its total consolidated AISC guidance range of between $1,010 and $1,050 per ounce.

Following the receipt of the Menankoto permit in Mali, the Company is expanding the scope of its exploration activities on the Anaconda area (comprised of the Menankoto permit and the Bantako North permit) to build on the successful exploration programs already completed to date. The Company will continue to follow up on the sulphide mineralization at the Mamba, Adder and several other targets below the saprolite mineralization in 2022. On April 21, 2022 the Company completed the acquisition of the Bakolobi permit in Mali from a local Malian company. The Bakolobi permit is located between the Menankoto permit, to the North, and the Fekola Mine's Medinandi permit, wrapping around the latter to its south-west end, covering an area of 100 km^2. The acquisition of the Bakolobi permit results in the ownership by the Company of four contiguous exploration and/or exploitation permits covering 237 km^2.

In 2022, the Company budgeted $33 million for development of infrastructure for Phase I saprolite mining at the Anaconda area, including road construction. Based on the updated Mineral Resource estimate and B2Gold's preliminary planning, the Company has demonstrated that a pit situated on the Anaconda area could provide selective higher grade saprolite material (average grade of 2.2 g/t) to be trucked to and fed into the Fekola mill at a rate of 1.5 million tonnes per annum. With the anticipated closing of the acquisition of Oklo and its flagship Dandoko project in mid-September 2022, the Company is currently evaluating its options for the timing and sourcing of material on a regional basis from all deposits within the Fekola Complex area (including Fekola, Cardinal, Dandoko, Bakalobi and the Anaconda Area). This updated evaluation is expected to be completed by the end of 2022, with first saprolite production now anticipated in the second quarter of 2023. Subject to obtaining all necessary permits and completion of a final development plan, the Company intends to commence its planned Phase 1 infrastructure development in the fourth quarter of 2022. Trucking of selective higher grade saprolite material to the Fekola mill would increase the ore processed and annual gold production from the Fekola mill, with the potential to add an average of approximately 80,000 to 100,000 ounces per year to the Fekola mill's annual gold production.

After a very successful year for exploration in 2021, B2Gold is conducting an aggressive exploration campaign in 2022 with a revised budget of approximately $75 million (excluding the Gramalote Project). Exploration will focus predominantly in Mali, other operating mine sites in Namibia and the Philippines, and continued focus on grassroots targets around the world. Many years of target generation and pursuing opportunities in prospective gold regions has culminated in the Company allocating a record $29 million for its grassroots exploration programs, including several new regions. Included in the grassroots exploration program is $8 million allocated to Finland for the Central Lapland Joint Venture with Aurion Resources Ltd. Most significantly, the westward extension of Rupert Resources' Ikarri discovery trends directly onto the Joint Venture ground. This trend (named the Helmi trend on the joint venture ground) coincides with B2Gold's base-of-till drilling and the same interpreted structure as defined by airborne geophysics. Diamond drilling in 2021 has confirmed the presence of mineralization on this structure and is being successfully followed up with 11,600 metres planned in 2022.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of remaining development and exploration projects, evaluate new exploration, development and production opportunities and continue to pay an industry leading dividend yield.

Second Quarter 2022 Financial Results - Conference Call Details

B2Gold executives will host a conference call to discuss the results on Thursday, August 4, 2022, at 10:00 am PST/1:00 pm EST. You may access the call by dialing the operator at +1 (778) 383-7413 / +1 (416) 764-8659 (Vancouver/Toronto) or toll free at +1 (888) 664-6392 prior to the scheduled start time or you may listen to the call via webcast by clicking here. A playback version will be available for two weeks after the call at +1 (416) 764-8677 (local or international) or toll free at +1 (888) 390-0541 (passcode 652410 #).

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Randall Chatwin	Cherry De Geer
Senior Vice President, Legal &	Director, Corporate Communications
Corporate Communications	604-681-8371
604-681-8371	cdegeer@b2gold.com
rchatwin@b2gold.com	

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2022 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold generating operating cashflows of approximately $575 million in 2022 which are expected to be significantly weighted to the second half of 2022; remaining well positioned for continued strong operational and financial performance for 2022; the completion of the acquisition of Oklo in mid-September 2022; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2022, including production being weighted heavily to the second half of 2022; total consolidated gold production of between 990,000 and 1,050,000 ounces in 2022 with cash operating costs of between $620 and $660 per ounce and AISC of between $1,010 and $1,050 per ounce; the potential upside to increase Fekola's gold production in 2023 by trucking material from the Anaconda area or the Dandoko project, including the potential to add approximately 80,000 to 100,000 per year to Fekola's annual production profile, and for the Anaconda area or the Dandoko project to provide saprolite material to feed the Fekola mill starting in mid-2023; the timing and results of a Phase II study for the Anaconda area to review the project economics of trucking sulphide material to the Fekola mill as compared to constructing another stand-alone mill near Anaconda; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; stope ore

production at the Wolfshag underground mine at Otjikoto commencing in the fourth quarter of 2022; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share of Calibre's production. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions

and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained or referenced in this news release may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended June 30, 2022	For the three months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2021
Gold revenue	$ 381,985	$ 362,990	$ 747,568	$ 725,292
Cost of sales				
Production costs	(158,303)	(132,293)	(281,263)	(243,925)
Depreciation and depletion	(81,874)	(77,809)	(159,137)	(144,536)
Royalties and production taxes	(23,901)	(24,671)	(49,591)	(51,197)
Total cost of sales	(264,078)	(234,773)	(489,991)	(439,658)
Gross profit	117,907	128,217	257,577	285,634
General and administrative	(12,549)	(10,518)	(23,377)	(20,616)
Share-based payments	(4,041)	(8,673)	(12,445)	(9,839)
Write-down of mineral property interests	(3,158)	—	(3,158)	(1,040)
Reversal of impairment of long-lived assets	909	—	909	—
Community relations	(453)	(733)	(1,072)	(1,314)
Foreign exchange losses	(6,001)	(4,534)	(8,457)	(1,040)
Share of net income of associate	4,139	4,281	6,911	9,347
Other income (expense)	1,062	547	(970)	(3,409)
Operating income	97,815	108,587	215,918	257,723
Interest and financing expense	(2,691)	(3,049)	(5,274)	(5,945)
Gains on derivative instruments	7,749	9,491	27,048	17,540
Other income	2,932	454	10,688	1,156
Income from operations before taxes	105,805	115,483	248,380	270,474
Current income tax, withholding and other taxes	(60,141)	(50,470)	(107,795)	(91,596)
Deferred income tax (expense) recovery	(4,978)	8,969	(9,096)	(6,064)
Net income for the period	$ 40,686	$ 73,982	$ 131,489	$ 172,814
Attributable to:				
Shareholders of the Company	$ 37,804	$ 68,457	$ 118,527	$ 160,012
Non-controlling interests	2,882	5,525	12,962	12,802
Net income for the period	$ 40,686	$ 73,982	$ 131,489	$ 172,814
Earnings per share (attributable to shareholders of the Company)				
Basic	$ 0.04	$ 0.07	$ 0.11	$ 0.15
Diluted	$ 0.04	$ 0.06	$ 0.11	$ 0.15
Weighted average number of common shares outstanding (in thousands)				
Basic	1,061,270	1,053,054	1,059,060	1,052,303
Diluted	1,068,276	1,063,900	1,065,891	1,063,542

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2022	For the three months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2021
Operating activities				
Net income for the period	$ 40,686	$ 73,982	$ 131,489	$ 172,814
Non-cash charges, net	98,385	67,847	171,345	143,046
Changes in non-cash working capital	(8,736)	(146,112)	(53,471)	(170,978)
Changes in long-term value added tax receivables	(5,456)	(4,033)	(17,174)	(7,344)
Cash provided (used) by operating activities	124,879	(8,316)	232,189	137,538
Financing activities				
Revolving credit facility transaction costs	—	—	(2,401)	—
Repayment of equipment loan facilities	(4,705)	(7,343)	(11,495)	(14,570)
Interest and commitment fees paid	(1,096)	(822)	(2,324)	(1,733)
Cash proceeds from stock option exercises	8,600	1,082	12,631	1,834
Dividends paid	(42,512)	(41,893)	(84,746)	(83,965)
Principal payments on lease arrangements	(2,448)	(693)	(3,667)	(1,428)
Distributions to non-controlling interests	(3,158)	(7,234)	(4,180)	(9,234)
Funding from non-controlling interests	730	—	730	—
Changes in restricted cash accounts	162	388	—	499
Cash used by financing activities	(44,427)	(56,515)	(95,452)	(108,597)
Investing activities				
Expenditures on mining interests:				
Fekola Mine	(20,198)	(8,721)	(48,426)	(26,117)
Masbate Mine	(14,057)	(6,778)	(19,750)	(13,342)
Otjikoto Mine	(23,152)	(21,091)	(39,283)	(39,966)
Gramalote Project	(4,130)	(4,002)	(8,537)	(7,469)
Anaconda Property, pre-development	(6,717)	—	(6,929)	—
Other exploration and development	(15,982)	(15,253)	(29,236)	(25,424)
Cash paid on acquisition of mineral property	(48,258)	—	(48,258)	—
Cash paid on exercise of mineral property option	—	—	(7,737)	—
Funding of reclamation accounts	(1,917)	(2,178)	(4,098)	(3,499)
Purchase of common shares of associate	—	(5,945)	—	(5,945)
Other	(358)	(1,990)	(358)	(3,523)
Cash used by investing activities	(134,769)	(65,958)	(212,612)	(125,285)
Decrease in cash and cash equivalents	(54,317)	(130,789)	(75,875)	(96,344)
Effect of exchange rate changes on cash and cash equivalents	(7,751)	362	(10,432)	(1,200)
Cash and cash equivalents, beginning of period	648,760	512,568	672,999	479,685
Cash and cash equivalents, end of period	$ 586,692	$ 382,141	$ 586,692	$ 382,141

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars)

(Unaudited)

	As at June 30, 2022		As at December 31, 2021
Assets			
Current			
Cash and cash equivalents	$ 586,692	$	672,999
Accounts receivable, prepaids and other	55,378		32,112
Deferred consideration receivable	43,649		41,559
Value-added and other tax receivables	5,760		14,393
Inventories	300,203		272,354
Assets classified as held for sale	13,609		12,700
	1,005,291		1,046,117
Long-term investments	22,748		32,118
Value-added tax receivables	80,601		63,165
Mining interests			
Owned by subsidiaries and joint operations	2,251,470		2,231,831
Investments in associates	116,605		104,236
Other assets	88,298		82,371
Deferred income taxes	—		1,455
	$ 3,565,013	$	3,561,293
Liabilities			
Current			
Accounts payable and accrued liabilities	$ 87,593	$	111,716
Current income and other taxes payable	84,150		92,275
Current portion of long-term debt	19,308		25,408
Current portion of mine restoration provisions	734		734
Other current liabilities	24,956		1,056
	216,741		231,189
Long-term debt	47,318		49,726
Mine restoration provisions	93,035		116,547
Deferred income taxes	195,528		187,887
Employee benefits obligation	7,349		7,115
Other long-term liabilities	7,569		7,822
	567,540		600,286
Equity			
Shareholders' equity			
Share capital	2,447,033		2,422,184
Contributed surplus	68,749		67,028
Accumulated other comprehensive loss	(145,669)		(136,299)
Retained earnings	542,438		507,381
	2,912,551		2,860,294
Non-controlling interests	84,922		100,713
	2,997,473		2,961,007
	$ 3,565,013	$	3,561,293